United States securities and exchange commission logo





                              October 29, 2020

       Mark Stone
       Chief Executive Officer
       Gores Holdings IV, Inc.
       9800 Wilshire Blvd.
       Beverly Hills, CA 90212

                                                        Re: Gores Holdings IV,
Inc.
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed October 2,
2020
                                                            File No. 001-39189

       Dear Mr. Stone:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A filed October 2, 2020

       What vote is required to approve the proposals presented at the Special Meeting?, page 18

   1. Please revise to discuss the minimum percentage of Common Stock held by Public
                                                        Stockholders that will
be needed to vote in favor of the Business Combination Proposal, in order to approve the
proposal. In that regard we note that your Initial Stockholders have agreed to vote their
shares of Common Stock in favor of the proposal.
       What happens if the Business Combination Proposal is not approved?, page
19

   2. Please revise to clarify here, if true, that you may amend your certificate of incorporation to extend your business
combination deadline without limitation. We note your related disclosure in the first
risk factor on page 92. If there are reasons why you cannot or will not seek shareholder
approval to extend such deadline, please state why. Please add similar clarification
elsewhere in your filing where you mention the January 28,
                                                        2022 deadline.
 Mark Stone
FirstName LastNameMark
Gores Holdings IV, Inc. Stone
Comapany
October 29,NameGores
            2020       Holdings IV, Inc.
October
Page 2 29, 2020 Page 2
FirstName LastName
Reasons for the Approval of the Business Combination, page 42

3. Please revise here to also discuss the negative factors that the board considered concerning the Business Combination.
Selected Consolidated Historical Financial and Other Information of UWM, page
50

4. We note your disclosure of financial information for the twelve months ended June 30,
         2020. Please revise to also provide the loan production data, as disclosed on page 52, for the twelve months ended June 30, 2020 as well.
Risks Related to UWM   s Business, page 58

5. Noting your disclosure in the fifth to last bullet on page 56, please tell us what consideration you have given to adding risk factor disclosure specifically addressing any risk that UWM is unable to continue to grow, or effectively manage the growth of, its loan origination volume.
Proposal No. 1 - Approval of the Business Combination
Background of the Business Combination, page 146

6. Please supplementally provide us with copies of any presentations relating to the Business
         Combination that Moelis presented to your board. Please contact the staff member associated with the review of this filing to discuss how to submit any materials to us for our review.
Certain Company Projected Financial Information, page 159

7. We note your attempt to limit reliance on the disclosed financial projections in the third to last paragraph on page 159 and the first paragraph on page 160. Although you may place the disclosed information in appropriate context, by disclosing underlying assumptions and discussing the purposes for which the information was prepared, because this information constitutes public disclosure, you may not limit reliance in this way. Please revise to remove broad limitations on reliance.
Proposal No. 4D: Selection of the Sixth Judicial Court, Oakland County, Michigan..., page 183

8. We note that the Proposed Charter includes a provision requiring exclusive forum in the state courts in the State of Michigan or the State of Delaware for any "derivative action."
         Please disclose whether the provision applies to actions arising under the Securities Act or
         Exchange Act. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act,
 Mark Stone
FirstName LastNameMark
Gores Holdings IV, Inc. Stone
Comapany
October 29,NameGores
            2020       Holdings IV, Inc.
October
Page 3 29, 2020 Page 3
FirstName LastName
         please also ensure that the exclusive forum provision in the Proposed Charter states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.
UWM's Business, page 212

9. We note your reference in the first paragraph on page 212 and elsewhere to certain technology platforms that are exclusively licensed to UWM. Please revise to disclose the material terms of such licenses.
Leading in the Growing Wholesale Channel, page 213

10. Please revise to explain the meaning of the term "non-QM loan," which you reference at the bottom of page 214. Also please define the acronym "SAAR" appearing in the graphic headed "New Home Sales and Existing Home Sales" on page 219. Market Opportunity, page 218

11. Due to the size of your print, the graphics appearing on pages 219 and 220 are difficult to read. Please provide your disclosure in a more readable format.
Loan Closings, page 223

12. You disclose that for the twelve months ended June 30, 2020, "UWM closed approximately 415,000 loans with an application to clear-to-close of an average of 17 days during that period, which it believes is materially below the industry average."
         Please revise to quantify the industry average application to clear-to-close time, and your source for this information.
UWM's Management's Discussion and Analysis of Financial Condition and Results of
Operations
Non-GAAP Financial Measures, page 237

13. We note your adjustment for impairment/(recovery) of MSRs was $40,364 for the six months ended June 30, 2019 and $20,559 for the year ended December 31, 2019, indicating that the Company recognized recoveries of $19,805 during the six month period from July 1, 2019 to December 31, 2019. We also note your policy disclosure on page F-
         33 and elsewhere that valuation recoveries are recorded in subsequent periods of occurrence. Please provide us with more details regarding the nature of the recoveries referenced above, including quantitative information and basis for recognition.
Loan Funding Facilities
Warehouse Facilities, page 249

14.      We note your disclose that each of UWM   s warehouse facilities allows
the bank extending
         the advances to evaluate regularly the market value of the underlying loans that are serving as collateral. Further, if a bank determines that the value of the collateral has
 Mark Stone
FirstName LastNameMark
Gores Holdings IV, Inc. Stone
Comapany
October 29,NameGores
            2020       Holdings IV, Inc.
October
Page 4 29, 2020 Page 4
FirstName LastName
         decreased, the bank can require UWM to provide additional collateral or reduce the amount outstanding with respect to the corresponding loan (e.g., initiate a margin call).
         As it relates to the above, please address the following:

                Tell us and revise to disclose the most recent time and frequency that a bank has conducted such an evaluation and the outcome of their evaluation; and

                Revise your disclosures to provide a more thorough discussion of the characteristics of the underlying loans serving as collateral, including information such as loan types, maturity, delinquency information and other.
Critical Accounting Policies
Mortgage Servicing Rights, page 256

15. We note your discussion of the inputs and assumptions used to determine fair value of
         MSRs. Please expand your disclosures to quantify and discuss the impact of your estimates, along with factors impacting your determination of the estimates, related to these critical accounting policies during each period presented. Refer to SEC Interpretive
         Release 33-8350 for guidance on MD&A disclosures.
Executive Compensation
Summary Compensation Table for Fiscal 2019, page 263

16. Footnote 1 to the table discloses that Mr. Ishbia received a $1.0 million annual bonus in
         2019. Please revise to clarify how such bonus amount was determined. If the bonus amount was determined on a discretionary basis, please revise to so state. Also please clarify whether he is expected to receive such annual bonus award in the future.
United Shore Financial Services, LLC
Notes to Audited Consolidated Financial Statements as of December 31, 2019 and 2018
L. Fair Value Measurements, page F-64

17. We note your disclosure that you measure the fair value of some assets on a nonrecurring basis (page 75) but also note that you do not include related disclosures for such items
         (i.e., MSRs) within your fair value footnotes. Please revise your fair value footnote to clarify and provide all required disclosures or cross-reference to where the disclosures are provided.
General

18. Please provide us your analysis as to whether the post-combination company will be an
         "investment company" as defined in Section 3 of the Investment Company Act of 1940.
         In that regard we note that the post-combination company   s direct
assets will consist
         of UWM Class A Common Units and cash, and those UWM Class A Common Units will represent only 6.4% of the economic interest in UWM LLC.
 Mark Stone
Gores Holdings IV, Inc.
October 29, 2020
Page 5

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Cara Lubit at 202-551-5909 or Robert Klein at 202-551-3847 if you
have questions regarding comments on the financial statements and related matters. Please contact David Lin at 202-551-3552 or John Dana Brown at 202-551-3859 with any other questions.



FirstName LastNameMark Stone                              Sincerely,
Comapany NameGores Holdings IV, Inc.
                                                          Division of
Corporation Finance
October 29, 2020 Page 5                                   Office of Finance
FirstName LastName